Steamline USA, Inc.
11264 Playa Court
Culver City, CA 90302 / United States of America
310-397-2300

November 23, 2021

Via: EDGAR upload to CORRES

Donald Field, S.E.C. Analyst
United States Securities and
Exchange Commission
Division of Corporate Finance
Office of Trade & Services
Washington, D.C. 20549

Re: Streamline USA, Inc.
Offering Statement on Form 1-A
File No. 024-11628

Mr. Field:

Streamline USA, Inc., respectfully requests qualification of the above-referenced offering as described on our electronic Form 1-A and supported by our Preliminary Offering Circular.

We request that the matter be placed on the S.E.C. docket for Monday, November 29, 2021.

Very respectfully,

Ruben Igielko-Herrlich
Issuer's Representative

cc: Streamline USA, Inc. - Board of Directors